UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71582 / February 20, 2014

Admin. Proc. File No. 3-15632

In the Matter of

COMMUNITY ALLIANCE, INC.,
DEFI GLOBAL, INC.,
EASY ENERGY, INC.,
INDUSTRY CONCEPT HOLDINGS, INC., and
TRANSWORLD BENEFITS INTERNATIONAL,
INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Community Alliance, Inc., Defi Global, Inc., Easy
Energy, Inc., Industry Concept Holdings, Inc., and Transworld Benefits International, Inc., and
the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Community Alliance, Inc., Defi Global, Inc., Easy
Energy, Inc., Industry Concept Holdings, Inc., and Transworld Benefits International, Inc. The
order contained in that decision is hereby declared effective. The initial decision ordered that,
pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class
of registered securities of Community Alliance, Inc., Defi Global, Inc., Easy Energy, Inc.,
Industry Concept Holdings, Inc., and Transworld Benefits International, Inc., are revoked.

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Cmty. Alliance, Inc., Defi Global, Inc., Easy Energy, Inc., Indus. Concept Holdings, Inc.,
and Transworld Benefits Int'l, Inc.*, Initial Decision Rel. No. 548 (Jan. 8, 2014), 107 SEC Docket
20, 2014 WL 68370. The stock symbols and Central Index Key numbers are: COMA and
1443202 for Community Allianc, Inc.; LCHL and 1109219 for Defi Global, Inc.; ESYE and
1415397 for Easy Energy, Inc.; INHL and 1418730 for Industry Concept Holdings, Inc.; and
TBII and 1107445 for Transworld Benefits International, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 548
ADMINISTRATIVE PROCEEDING
File No. 3-15632

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of COMMUNITY ALLIANCE, INC., DEFI GLOBAL, INC., EASY ENERGY, INC., INDUSTRY CONCEPT HOLDINGS, INC., and TRANSWORLD BENEFITS INTERNATIONAL, INC.	INITIAL DECISION OF DEFAULT January 8, 2014

APPEARANCE: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Community Alliance, Inc. (Community Alliance), Defi Global, Inc. (Defi Global), Easy Energy, Inc. (Easy Energy), Industry Concept Holdings, Inc. (Industry Concept Holdings), and Transworld Benefits International, Inc. (Transworld Benefits) (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on December 4, 2013. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. The Office of the Secretary and the Division of Enforcement provided evidence that the OIP was served on Respondents by December 9, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due within ten days after service of the OIP, or by

December 23, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On December 24, 2013, Respondents were ordered to show cause by January 6, 2014, why the registrations of their securities should not be revoked by default. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Community Alliance (CIK No. 1443202) is a defaulted Nevada corporation located in Laguna Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Community Alliance is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2010, which reported a net loss of $6,396 for the prior three months. As of November 26, 2013, the company's stock (symbol "COMA") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Defi Global, Inc. (CIK No. 1109219) is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Defi Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $2.3 million for the prior nine months. As of November 26, 2013, the company's stock (symbol "LCHL") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Easy Energy (CIK No. 1415397) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Easy Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $482,087 for the prior nine months. As of November 26, 2013, the company's stock (symbol "ESYE") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Industry Concept Holdings (CIK No. 1418730) is a delinquent Colorado corporation located in Vernon, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Industry Concept Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a deficit of over $1.24 million for the prior three months. As of November 26, 2013, the company's stock (symbol "INHL") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Transworld Benefits (CIK No. 1107445) is a suspended California corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Transworld Benefits is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of over $2.9 million for the six months ended December 31, 2007. As of November 26, 2013, the company's stock (symbol "TBII") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange ActRule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978); see SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports for several years. See Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. Respondents have made no efforts to remedy their past violations and they have offered no assurances against future violations. Considering their delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Community Alliance, Inc., Defi Global, Inc., Easy Energy, Inc., Industry Concept Holdings, Inc., and Transworld Benefits International, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

_____
Cameron Elliot

Administrative Law Judge